Exhibit (a)(3)

April 15, 2024

RE: Offer to purchase shares of common stock for cash

Dear Shareholder,

We are pleased to inform you that West 4 Capital LP (the “Company”, “we”, or “us”) is offering to buy your shares of common stock of Lightstone Value Plus REIT II, Inc. (the “REIT”) for $5.37 per share in cash. The Company is offering to pay you cash by purchasing up to 700,000 shares of the REIT’s common stock. But this offer expires on June 12, 2024, so you must act soon by completing the assignment form provided herein. The REIT established an estimated net asset value (“NAV”) per share of $9.84 on March 18, 2024, which reflects the REIT’s estimated net asset value per share as of December 31, 2023. The REIT may publish an update to its estimated per share NAV during the period in which the Offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

We believe our offer represents an attractive opportunity for shareholders to monetize their investment. Based on the REIT’s recent public filings, including the statement below, we believe that shareholders’ liquidity is limited. Specifically, the REIT’s filings say:

•	The REIT’s shares are not currently listed on a national securities exchange. The REIT may seek to list its common stock for trading on a national securities exchange only if a majority of the REIT’s independent directors believe listing would be in the best interest of its stockholders. The REIT does not intend to list its shares at this time. The REIT does not anticipate that there would be any market for its shares until they are listed for trading.

•	Although the REIT has an active share repurchase program (“SRP”), redemptions under the SRP are limited to redemptions submitted in connection with a stockholder’s death or hardship.

If you tender shares in this offer, you will give up the opportunity to participate in any future benefits from owning the shares, including as a result of any long-term strategic initiatives the REIT may be considering.

This offer will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.

•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•	Provide you with more control over your investments and your money today.

The Company is not affiliated with the REIT or its management. The Company and its affiliates currently hold approximately 159,742 shares of the REIT’s common stock, or approximately 1.0% of the shares of common stock outstanding as of March 15, 2024.

If you are interested in this opportunity, please carefully review the enclosed Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Company will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extension of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Company’s control.

If you choose to sell your shares to the Company, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

West 4 Capital LP

By:	/s/ Ronen Capeluto
Ronen Capeluto
Chief Investment Officer